Filed Pursuant to Rule 433
Registration Statement No. 333-200089

Dated June 9, 2016

U.S.$1,250,000,000

The Bank of Nova Scotia

U.S.$1,000,000,000 1.650% Senior Notes Due 2019

U.S.$250,000,000 FLOATING RATE Senior Notes Due 2019

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U.S.$1,000,000,000 1.650% Senior Notes due 2019

Issuer:	The Bank of Nova Scotia (the “Bank”)
Title of Securities:	1.650% Senior Notes due 2019 (the “Notes”)
Principal Amount:	U.S.$1,000,000,000
Maturity Date:	June 14, 2019
Price to Public:	99.994%, plus accrued interest, if any, from June 14, 2016
Underwriters’ Fee:	0.250%
Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	U.S.$997,440,000
Coupon (Interest Rate):	1.650%
Re-offer Yield:	1.652%
Spread to Benchmark Treasury:	T + 75 basis points
Benchmark Treasury:	0.875% due May 15, 2019
Benchmark Treasury Yield:	0.902%
Interest Payment Dates:	June 14 and December 14 of each year, commencing on December 14, 2016
Day Count / Business Day Convention:	30/360; Following, Unadjusted
Trade Date:	June 9, 2016
Settlement Date:	June 14, 2016 (T+3)
CUSIP / ISIN:	064159 HT6 / US064159HT62
Underwriters:
Underwriter	Principal Amount of 1.650% Senior Notes due 2019 to Be Purchased
Scotia Capital (USA) Inc.	U.S.$ 220,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	220,000,000
Citigroup Global Markets Inc.	150,000,000
J.P. Morgan Securities LLC	150,000,000
Morgan Stanley & Co. LLC	150,000,000
Barclays Capital Inc.	40,000,000
Wells Fargo Securities, LLC	40,000,000
Credit Suisse Securities (USA) LLC	30,000,000
Total	U.S.$1,000,000,000

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Filed Pursuant to Rule 433
Registration Statement No. 333-200089

U.S.$250,000,000 Floating Rate Senior Notes due 2019

Issuer:	The Bank of Nova Scotia (the “Bank”)
Title of Securities:	Floating Rate Senior Notes due 2019
Principal Amount:	U.S.$250,000,000
Maturity Date:	June 14, 2019
Price to Public:	100.000%, plus accrued interest, if any, from June 14, 2016
Underwriters’ Fee:	0.250%
Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	U.S.$249,375,000
Pricing Benchmark:	3-month USD LIBOR (Reuters LIBOR01)
Spread to Benchmark:	+ 66 basis points
Interest Payment Dates:	March 14, June 14, September 14 and December 14 of each year, commencing on September 14, 2016
Interest Determination Date:	The second London banking day preceding the first day of the relevant interest period
Day Count / Business Day Convention:	Actual/360; Modified Following, Adjusted
Trade Date:	June 9, 2016
Settlement Date:	June 14, 2016 (T+3)
CUSIP / ISIN:	064159 HU3 / US064159HU36
Underwriters:

Underwriter	Principal Amount of Floating Rate Senior Notes due 2019 to Be Purchased
Scotia Capital (USA) Inc.	U.S.$ 55,000,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	55,000,000
Citigroup Global Markets Inc.	37,500,000
J.P. Morgan Securities LLC	37,500,000
Morgan Stanley & Co. LLC	37,500,000
Barclays Capital Inc.	10,000,000
Wells Fargo Securities, LLC	10,000,000
Credit Suisse Securities (USA) LLC	7,500,000
Total	U.S.$250,000,000

The following description will apply to the Floating Rate Senior Notes due 2019:

Floating Rate Senior Notes due 2019:

The Floating Rate Notes will bear interest for each interest period at a rate determined by the calculation agent. The calculation agent is Computershare Trust Company, N.A. until such time as the Bank appoints a successor calculation agent. The interest rate on the Floating Rate Notes for a particular interest period will be a per annum rate equal to three-month USD LIBOR as determined on the Interest Determination Date plus 0.66%. The Interest Determination Date for an interest period will be the second London business day preceding the first day of such interest period. Promptly upon determination, the calculation agent will inform the Trustee and the Bank of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent shall be binding and conclusive on the holders of the Floating Rate Notes, the Trustee and us. A

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Filed Pursuant to Rule 433
Registration Statement No. 333-200089

London business day is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Interest on the Floating Rate Notes will be paid to but excluding the relevant interest payment date. The Bank will make interest payments on the Floating Rate Notes quarterly in arrears on March 14, June 14, September 14 and December 14, of each year, commencing on September 14, 2016, to the person in whose name those Floating Rate Notes are registered on the preceding February 28, May 31, August 31 and November 30 and, whether or not a business day. Interest on the Floating Rate Notes will accrue from and including June 14, 2016, to but excluding the first interest payment date and then from and including the immediately preceding interest payment date to which interest has been paid or duly provided for, to but excluding the next interest payment date or maturity date, as the case may be. The Bank refers to each of these periods as an “interest period.” The amount of accrued interest that the Bank will pay for any Interest Period can be calculated by multiplying the face amount of the Floating Rate Notes then outstanding by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from June 14, 2016, or from the last date the Bank paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. If an interest payment date for the Floating Rate Notes falls on a day that is not a business day, the interest payment date shall be postponed to the next succeeding business day unless such next succeeding business day would be in the following month, in which case, the interest payment date shall be the immediately preceding business day.

On any Interest Determination Date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least U.S.$1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m., London time, on such Interest Determination Date. If on an Interest Determination Date, such rate does not appear on the “Reuters Page LIBOR01” as of 11:00 a.m., London time, or if the “Reuters Page LIBOR01” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM.”

If no offered rate appears on “Reuters Page LIBOR01” or Bloomberg L.P. page “BBAM” on an Interest Determination Date at approximately 11:00 a.m., London time, then the calculation agent (after consultation with us) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least U.S.$1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the Interest Determination Date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least U.S.$1,000,000 that is representative of single transactions at that time. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for the next interest period will be set equal to the rate of LIBOR for the then current interest period.

Upon request from any holder of Floating Rate Notes, the calculation agent will provide the interest rate in effect for the Floating Rate Notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

All percentages resulting from any calculation of the interest rate on the Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the Floating Rate Notes by the calculation agent will (in absence of manifest error) be final and binding on the holders and us.

The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. In no event will the interest on the Floating Rate Notes be less than zero.

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Filed Pursuant to Rule 433
Registration Statement No. 333-200089

The “Risk Factors” section of the preliminary prospectus supplement will also be updated to include the following risk factor:

Increased regulatory oversight and changes in the method pursuant to which the LIBOR rates are determined may adversely affect the value of the Floating Rate Senior Notes due 2019 (the “Floating Rate Notes”).

Beginning in 2008, concerns were raised that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of LIBOR across a range of maturities and currencies may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them.  A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations were instigated by regulators and governmental authorities in various jurisdictions.  If manipulation of LIBOR or another inter-bank lending rate occurred, it may have resulted in that rate being artificially lower (or higher) than it otherwise would have been.

In September 2012, the U.K. government published the results of its review of LIBOR (commonly referred to as the “Wheatley Review”).  The Wheatley Review made a number of recommendations for changes with respect to LIBOR including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate-setting. Based on the Wheatley Review, final rules for the regulation and supervision of LIBOR by the Financial Conduct Authority (the “FCA”) were published and came into effect on April 2, 2013 (the “FCA Rules”).  In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. In addition, in response to the Wheatley Review recommendations, ICE Benchmark Administration Limited (the “ICE Administration”) has been appointed as the independent LIBOR administrator, effective February 1, 2014.

It is not possible to predict the effect of the FCA Rules, any changes in the methods pursuant to which the LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the U.K. and elsewhere, which may adversely affect the trading market for LIBOR-based securities.  In addition, any changes announced by the FCA, the ICE Administration or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates. If that were to occur, the level of interest payments on and the trading value of the Floating Rate Notes may be adversely affected.  Further, uncertainty as to the extent and manner in which the Wheatley Review recommendations will continue to be adopted and implemented and the timing of such changes may adversely affect the current trading market for LIBOR-based securities and the value of the Floating Rate Notes.

The Bank has filed a registration statement (File No. 333-200089) (including a base shelf prospectus dated December 1, 2014) and a preliminary prospectus supplement dated June 9, 2016 (including the base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Scotia Capital (USA) Inc. at 1-800-372-3930, Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 and Morgan Stanley & Co. LLC at 1-866-718-1649.

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